/ COOPERS                       /  Coopers & Lybrand L.L.P.
/ &LYBRAND                      /
                                /  a professional services firm



                                        May 6, 1998



Southern New England
  Telecommunications Corporation
227 Church Street
New Haven, CT 06510



We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the change in accounting of directory publishing income from the "amortization" method to the "point of publication" method contained in the Corporation's Form 10-Q for the quarter ended March 31, 1998. Based on our reading of the data and discussions with the Corporation's officials of the business judgment and business planning factors relating to the change, we believe management's justification to be reasonable. Accordingly, we concur that the newly adopted accounting principle described above is preferable in the Corporation's circumstances to the method previously applied.

We have not audited any financial statements of Southern New England Telecommunications Corporation as of any date or for any period subsequent to December 31, 1997, nor have we audited the application of the change in accounting principle disclosed in Form 10-Q of Southern New England Telecommunications Corporation for the three months ended March 31, 1998; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting change.



/s/ Coopers & Lybrand L. L. P.